
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: December 30, 2009

COMCAM INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

DELAWARE

(State or other jurisdiction of incorporation or organization)


000-51763	23-2976562
(Commission File Number)	(IRS Employer Identification Number)


Don Gilbreath, Chief Executive Officer
1140 McDermott Drive, Suite 200, West Chester, Pennsylvania 19380
(Address of principal executive offices)

(610) 436-8089
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   ENTRY INTO A MATERIAL AGREEMENT

On December 30, 2009 ComCam International, Inc. (the "Company") acquired all of the outstanding shares of Pinnacle Integrated Systems, Inc. (d/b/a P2 ABC Controls, referred to herein as "P2") pursuant to the terms and conditions of a Share Purchase Agreement (the "Agreement"), from Robert Betty and Feng Brown.

The Company acquired P2 in exchange for 300,000 shares of the Company's common stock and a promissory note in the amount of $1,000,000 to be paid by June 15, 2010 in five equal payments of $200,000 that is secured by the shares of P2 and its business assets. The initial payment is due February 15, 2010.

The Agreement was approved by the board of directors of the Company on December 30, 2009. Robert Betty serves as one of the directors of the Company and as such recused himself from voting on whether to authorize the acquisition. Mr. Betty is also a shareholder of the Company.

ITEM 2.01   COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On December 30, 2009 the Company acquired all of the outstanding shares of P2 pursuant to the terms and conditions of the Agreement from Mr. Betty and Ms. Brown. Mr. Betty is a director and shareholder of the Company.

P2 is a security systems integrator focused on correctional facilities across the United States, providing turnkey system design and installation, maintenance contracts, and field support technicians. The Company acquired P2 along with its existing business operations on the closing date.

The Company acquired P2 in exchange for 300,000 shares of the Company's common stock that were issued to Ms. Brown and a promissory note in the amount of $1,000,000 to be paid to Mr. Betty and Ms. Feng by June 15, 2010 in five equal payments of $200,000 that is secured by the shares of P2 and its business assets. The initial payment is due February 15, 2010.

The financial statements of P2 and requisite pro forma financial information will be filed hereto as an amendment to this report on Form 8-K within the timeline permitted under Regulation S-X.

ITEM 3.02   UNREGISTERED SALES OF EQUITY SECURITIES

On December 30, 2009 the Company authorized the issuance of 300,000 restricted shares of common stock to Feng Brown in connection with the Share Purchase Agreement pursuant to the exemptions from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

No commission was paid in connection with the offering.

The Company complied with the requirements of Section 4(2) based on the following factors: (i) the issuance was an isolated private transaction by the Company which did not involve a public offering; (ii) the offeree committed to hold the securities for investment purposes; (iii) there were no subsequent or contemporaneous public offerings of the securities; (iv) the securities were not broken down into smaller denominations; and (v) the negotiations for the issuance of the securities took place directly between the offeree and the Company.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial statements of businesses acquired

The financial statements of P2 will be filed hereto as an amendment to this report on Form 8-K within the timeline permitted under Regulation S-X.

(b)   Pro forma financial information

The pro forma financial information required in connection with the acquisition of P2 will be filed hereto as an amendment to this report on Form 8-K within the timeline permitted under Regulation S-X.

(d)   Exhibits

The exhibits required to be attached by Item 601 of Regulation S-K are filed herewith.

Exhibit No.	Page No.	Description
10	Attached	Share Purchase Agreement dated December 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ComCam International, Inc.   *Date*

By: /s/ Don Gilbreath   December 31, 2009
Name: Don Gilbreath
Title: Chief Executive Officer

Exhibit 10

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this "**Agreement**") is dated December 30, 2009 by and between **PINNACLE INTEGRATED SYSTEMS, INC.**, d/b/a P2 ABC Controls, a Pennsylvania corporation with an address at 308 National Road, Exton, Pennsylvania, 19341 (the "**Company**"), **ROBERT BETTY** and **FENG BROWN**, both shareholders of the Company with an address at 308 National Road, Exton, Pennsylvania 19341 ("**Sellers**"), and **COMCAM INTERNATIONAL, INC.**, a Delaware corporation with an address at 1140 McDermott Drive, West Chester, Pennsylvania, 19380 ("**Buyer**").

RECITALS

WHEREAS, Sellers own one thousand (1,000) shares of common stock par value $0.0001 or one hundred percent (100%) of the authorized, issued and outstanding shares of common stock of the Company, which shares constitute 100% of the ownership and right to ownership of the Company (the "**Company Shares**"); and

WHEREAS, Buyer desires to purchase from Sellers, and Sellers desires to sell to Buyer the Company Shares upon the terms and conditions set forth in this Agreement.

AGREEMENTS

Now, therefore, in consideration of the premises, the mutual promises and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1
PURCHASE

Section 1.1   *Sale.* Sellers are selling and transferring the Company Shares to Buyer free and clear of any and all liens, pledges, options, encumbrances, adverse interests and claims of any kind.

Section 1.2   *Purchase.* Buyer is purchasing the Company Shares whereby the Company will be a wholly owned subsidiary of the Buyer.

Section 1.3   *Purchase Price.* The purchase price for the Company Shares is (i) one million dollars ($1,000,000) in the form of the secured promissory note attached hereto as *Exhibit A* (the "**Note**") and (ii) three hundred thousand (300,000) shares of Buyer's common stock par value $0.0001 (the "**Buyer Shares**").

ARTICLE 2
CLOSING

Section 2.1   *Closing.* The execution of this Agreement will take place by or before December 31, 2009 (the "**Closing**") at which the parties shall make the deliveries provided in this *Article 2*.

Section 2.2   *Delivery of Company Shares.* At or after Closing, Sellers shall deliver to Buyer a certificate representing the Company Shares in the name of Buyer.

Section 2.3   *Delivery of Buyer Shares.* At or after Closing, Buyer shall deliver to Sellers a certificate representing the Buyer Shares in the name of **FENG BROWN**.

Section 2.4 _**Additional Closing Agreements.**_ Contemporaneous with the Closing of the Agreement:

(a)   The Buyer shall deliver the Note; and

(b)   The Buyer, Sellers and Company shall enter into a Security Agreement to secure the Note, which Security Agreement is attached as _Exhibit B_; and

(c)   The Buyer and Sellers shall enter into a Non-Compete Agreement, in a form acceptable to Buyer's counsel, acting reasonably, by which Sellers agree not to compete with the business as carried on by the Company, the Buyer, or any affiliated or related entity, for a period of six (6) months from the Closing, which Non-Compete Agreement is attached as _Exhibit C_; and

Section 2.5 _**Other Deliverables.**_ At or after Closing, each party hereto shall promptly execute and deliver, or cause to be executed and delivered, all such documents and instruments, in addition to those otherwise required by this Agreement, in form and substance reasonably satisfactory to the other party, as such other party may reasonably request in order to carry out or evidence the terms of this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLERS AND THE COMPANY

Sellers and the Company represent and warrant to Buyer, as of the date of this Agreement, as follows:

Section 3.1 _**Organization, Good Standing and Qualification.**_ The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania. Sellers and the Company have all requisite corporate power and authority to own and operate their respective assets, to execute and deliver this Agreement, to carry out the provisions of this Agreement and to carry on business as presently conducted and as presently proposed to be conducted. The Company is duly qualified and authorized to do business and is in good standing in each jurisdiction in which the nature of the Company's activities and properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company and its business.

Section 3.2 _**Capitalization; Voting Rights.**_ The issued and outstanding capital shares of the Company consist of one thousand shares of common stock, par value $0.0001. All issued and outstanding shares (i) have been duly authorized and validly issued, (ii) are fully paid and nonassessable, and (iii) were issued in compliance with all applicable state and federal laws concerning the issuance of securities. There are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or shareholder agreements, or agreements of any kind for the purchase or acquisition from the Company of its securities. When transferred in compliance with the provisions of this, the Company Shares will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances, provided, however, that the Company Shares may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed.

Section 3.3 _Authorization; Binding Obligations._ All corporate action on the part of the Company, its directors, and Sellers necessary for the authorization of this Agreement, the performance of all obligations of the Company hereunder at the Closing and the authorization, sale, issuance and delivery of the Company Shares pursuant hereto has been taken or will be taken prior to the Closing. The Agreement, when executed and delivered, will represent valid and binding obligations of the Company enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (ii) as limited by general principles of equity that restrict the availability of equitable remedies. The sale of the Company Shares is not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

Section 3.4 _Financial Statements; Interim Changes._ The Company will deliver to Buyer its audited financial statements for the periods ended December 31, 2008 and December 31, 2007 in addition to its unaudited balance sheet and unaudited statement of cash flow (the "**Financials**") as at September 30, 2009 (the "**Statements Date**") in compliance with requisite timelines according to applicable securities laws and regulations.

Section 3.5 _Liabilities._ The Company has no material liabilities and, to the best of its knowledge, knows of no material contingent liabilities not disclosed in the Financials, except current liabilities incurred in the ordinary course of business subsequent to the Statements Date which have not been, either in any individual case or in the aggregate, materially adverse.

Section 3.6 _Agreements; Action._

(a)   There are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or to its knowledge by which it is bound which may involve (i) the license of any proprietary right to or from the Company, (ii) provisions restricting or affecting the business of the Company, or (iii) indemnification by the Company with respect to infringements of proprietary rights.

(b)   The Company has not (i) incurred any indebtedness for money borrowed or any other liabilities (other than with respect to dividend obligations, distributions, indebtedness and other obligations incurred in the ordinary course of business or as disclosed in the Financials) individually in excess of $10,000 or, in the case of indebtedness and/or liabilities individually less than $10,000, in excess of $25,000 in the aggregate, (ii) made any loans or advances to any person, other than ordinary advances, or (iii) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business.

Section 3.7 _Changes._ Since the Statements Date, there has not been to Sellers' or the Company's knowledge:

(a)   Any change in the assets, liabilities, financial condition or operations of the Company from that reflected in the Financials, other than changes in the ordinary course of business, none of which individually or in the aggregate has had or is expected to have a material adverse effect on such assets, liabilities, financial condition or operations of the Company;

(b)   Any material change, except in the ordinary course of business, in the contingent obligations of the Company by way of guaranty, endorsement, indemnity, warranty or otherwise;

(c)   Any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties, business or prospects or financial condition of the Company;

(d)   Any waiver by the Company of a valuable right or of a material debt owed to it;

(e)   Any direct or indirect loans made by the Company to any of the Company's employees, officers, directors, or to the Sellers, other than advances made in the ordinary course of business;

(f)   Any material change in any compensation arrangement or agreement with any of the Company's employees, officers, directors, or with the Sellers;

(g)   Any declaration or payment of any distribution of the assets of the Company; or

(h)   Any debt, obligation or liability incurred, assumed or guaranteed by the Company, except those for immaterial amounts and for current liabilities incurred in the ordinary course of business.

Section 3.8   *Title to Properties and Assets.* The Company has good and marketable title to its properties and assets, including without limitation the properties and assets reflected in the Financials, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than (i) those resulting from taxes which have not yet become delinquent, (ii) minor liens and encumbrances which do not materially detract from the value of the property subject thereto or materially impair the operations of the Company, and (iii) those that have otherwise arisen in the ordinary course of business. All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Company are in good operating condition and repair and are reasonably fit and usable for the purposes for which they are being used.

Section 3.9   *Compliance with Other Instruments.* The Company is not in violation or default of any term of its governing documents, or of any provision of any mortgage, indenture, contract, agreement, instrument or contract to which it is party or by which it is bound or of any judgment, decree, order, writ or, to its knowledge, any statute, rule or regulation applicable to the Company which would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company. The execution, delivery, and performance of and compliance with this Agreement, and the sale of the Company Shares pursuant hereto, will not, with or without the passage of time or giving of notice, result in any such material violation, or be in conflict with or constitute a default under any such term, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties.

Section 3.10   *Investment.* **FENG BROWN** is acquiring the Buyer Shares for investment purposes, and not with a view to distribution or resale thereof in violation of applicable securities laws and regulations.

Section 3.11   *Litigation.* There is no action, suit, proceeding, or investigation, pending, or to the Company's knowledge, currently threatened against the Company that questions the validity of this Agreement, or to consummate the transactions contemplated hereby, or which might result, either individually or in the aggregate, in any material adverse change in the assets, condition, affairs or prospects of the Company, financially or otherwise, or any change in the current equity ownership of the Company, nor is the Company aware that there is any basis for the foregoing. The foregoing includes, without limitation, actions pending or threatened (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, their use in connection with the Company's business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate.

Section 3.12 **_Tax Returns and Payments._** The Company has timely filed all tax returns (federal, state and local) required to be filed by it. All taxes shown to be due and payable on such returns, any assessments imposed, and to the Company's knowledge all other taxes due and payable by the Company on or before the Closing have been paid or will be paid prior to the time they become delinquent. The Company has not been advised (i) that any of its returns, federal, state or other, have been or are being audited as of the date hereof, or (ii) of any deficiency in assessment or proposed judgment to its federal, state or other taxes. The Company has no knowledge of any liability of any tax to be imposed upon its properties or assets as of the date of this Agreement that is not adequately provided for.

Section 3.13 **_Employees._** The Company is not a party to or bound by any currently effective employment contract, deferred compensation arrangement, bonus plan, incentive plan, profit sharing plan, retirement agreement or other employee compensation plan or agreement, except as attached hereto in *Exhibit C*. To the Company's knowledge, no employee of the Company, nor any consultant with whom the Company has contracted, is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company because of the nature of the business to be conducted by the Company; and to the Company's knowledge the continued employment by the Company of its present employees, and the performance of the Company's contracts with its independent contractors, will not result in any such violation. The Company has not received any notice alleging that any such violation has occurred. No employee of the Company has been granted the right to continued employment by the Company or to any material compensation following termination of employment with the Company. The Company is not aware that any manager or key employee, or that any group of key employees, intends to terminate their employment with the Company, nor does the Company have a present intention to terminate the employment of any manager, key employee or group of key employees.

Section 3.14 **_Compliance with Laws; Permits._** To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties which violation would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement and the issuance of the Buyers Shares, except such as has been duly and validly obtained or filed, or with respect to any filings that must be made after the Closing, as will be filed in a timely manner. The Company has all permits and licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, properties, prospects or financial condition of the Company and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted.

Section 3.15 **_Environmental and Safety Laws._** To its knowledge, the Company is not in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety, and to its knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

Section 3.16 **_Offering Valid._** Assuming the accuracy of the representations and warranties of Buyer contained in *Article 4* hereof, the offer and sale of the Company Shares will be exempt from the registration requirements of all applicable securities laws and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable securities laws.

Section 3.17   *Full Disclosure*. To Sellers' and the Company's knowledge and belief, this Agreement, the exhibits hereto, and any certificate expressly delivered by Sellers and the Company to Buyer or its attorneys or agents in connection herewith or therewith or with the transactions contemplated hereby or thereby, neither contain any untrue statement of a material fact nor, to Sellers' or the Company's knowledge and belief, omit to state a material fact necessary in order to make the statements contained herein or therein not misleading. To Sellers' and the Company's knowledge and belief, there are no facts which (individually or in the aggregate) materially adversely affect the business, assets, liabilities, financial condition or operations of the Company that have not been set forth in the Agreement, the exhibits hereto or in other documents expressly delivered to Buyer or its attorneys or agents in connection herewith.


ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER


Buyer represents and warrants to Sellers and the Company, as of the date of this Agreement and as of Closing, as follows:

Section 4.1   *Authority*. Buyer has all requisite right, power, authority and capacity to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by Buyer. This Agreement is the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent conveyance, redemption, reinstatement, and other laws affecting the rights or remedies of creditors generally and (ii) general principles of equity.

Section 4.2   *Investment*. Buyer is acquiring the Company Shares for investment purposes, and not with a view to distribution or resale thereof in violation of applicable securities laws and regulations.

Section 4.3   *No Conflicts*. The execution, delivery and performance by Buyer of this Agreement does not and will not: (i) conflict with, violate, result in a breach of or constitute a default under any agreement, instrument or obligation to which Buyer is a party or by which Buyer is bound; (ii) conflict with or violate any order, judgment, decree, statute, rule or regulation applicable to Buyer; or (iii) require any consent, approval or authorization of, or filing with, any governmental authority or any other third party.

Section 4.4   *Litigation*. There is no action, suit, proceeding or investigation pending, or to Buyer's knowledge threatened, against Buyer which questions or challenges the validity of this Agreement or any action to be taken by Buyer pursuant to this Agreement, and, to Buyer's knowledge, there is no basis for any such action, suit, proceeding or investigation.

Section 4.5   *Commitments*. Buyer agrees to honor all commitments made by the Company and Sellers in regards to the Company.

Section 4.6   *Due Diligence*. Buyer has completed due diligence in regard to the Company's business.

ARTICLE 5
INDEMNIFICATION

Section 5.1 *Indemnification by Sellers and the Company.* From and after the Closing, each of Sellers and the Company shall indemnify and hold harmless Buyer from and against any and all losses, liabilities, claims, demands, causes of action, costs and expenses (including, without limitation, reasonable attorneys' fees) (collectively, "**Claims**") arising out of or resulting from: (a) any representation or warranty of Sellers and the Company, as the case may be, in this Agreement not being true and accurate when made or when required by this Agreement to be true and accurate; or (b) any failure by Sellers and the Company, as the case may be, to perform any of its covenants, agreements or obligations in this Agreement.

Section 5.2 *Indemnification by Buyer.* From and after the Closing, Buyer shall indemnify and hold harmless Sellers and the Company from and against any and all Claims arising out of or resulting from: (a) any representation or warranty of Buyer in this Agreement not being true and accurate when made or when required by this Agreement to be true and accurate; or (b) any failure by Buyer to perform any of its covenants, agreements or obligations in this Agreement.

Section 5.3 *Procedure for Indemnification.* No party shall be entitled to indemnification under this *Article 5* until such party (the "**Indemnified Party**") shall have given the party obligated to provide indemnification hereunder (the "**Indemnifying Party**") written notice of the claim for indemnification and, if such claim for indemnification arises out of any claim, suit, action or proceeding by a third party against the Indemnified Party, unless and until the Indemnified Party shall have given the Indemnifying Party prompt written notice of such third-party claim and the Indemnifying Party has been offered the right, at the sole expense of the Indemnifying Party, to participate in the defense of such third-party claim. If the Indemnifying Party elects to assume the defense of such a third-party claim, it shall not be liable to the Indemnified Party for any legal or other expense subsequently incurred by the Indemnified Party in connection with the defense thereof. The Indemnifying Party shall not be liable for any settlement of any action or claim effected without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

Section 5.4 *No Bar.* The provisions of this *Article 5* shall not limit in any way the claims which may be made by the parties at law or in equity for any breach by any such party of the terms of this Agreement or any document or instrument delivered pursuant hereto.

ARTICLE 6
MISCELLANEOUS

Section 6.1 *Brokers.* Each party represents to the other parties that it has not engaged any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

Section 6.2 *Expenses.* All legal and other expenses incurred by any party in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees.

Section 6.3 *Survival.* Each of the covenants, representations and warranties of the parties made herein shall survive the Closing and shall not be merged in the consummation of the transactions contemplated hereby.

Section 6.4 _Notices._ All notices and other communications under this Agreement shall be in writing and shall be sent by certified or registered mail, return receipt requested, by personal delivery, or by facsimile addressed to the appropriate party at the address or facsimile number set forth below or such other address or facsimile number as the party may designate by notice given in accordance with this _Section_. Notice shall be deemed validly given on the date of receipt as shown on the return receipt if delivered by certified or registered mail, on the date of delivery if done by personal delivery and upon confirmation of receipt if sent by facsimile with receipt confirmed. Notice shall also be deemed validly given on the date that a party rejects or refuses to accept delivery or the date of an inability to effectuate delivery because of a changed address or facsimile number of which no notice was given in accordance with this _Section_.

If to the Company to:	Pinnacle Integrated Systems
	d/b/a P2 ABC Controls
	308 National Road
	Exton, Pennsylvania 19341
	telephone: (610) 524-7810
	email: bbetty@p2inc.net
If to Sellers to:	Robert Betty
	308 National Road
	Exton, Pennsylvania 19341
	telephone: (610) 524-7810
	email: bbetty@p2inc.net
	Feng Brown
	308 National Road
	Exton, Pennsylvania 19341
	telephone: (610) 524-7810
	email: abrown@p2inc.net
If to Buyer to:	ComCam International, Inc.
	1140 McDermott Drive
	West Chester, Pennsylvania 19380
	telephone: (610) 436-8089
	email: don@comcam.net

Section 6.5 _Entire Agreement; Amendments; Waivers._ This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect thereto. This Agreement may not be modified orally, but only by an agreement in writing signed by the party against whom any waiver or amendment may be sought to be enforced. No action taken pursuant to this Agreement and no investigation by or on behalf of any party hereto shall be deemed to constitute a waiver by such party of compliance with any representation, warranty, covenant or agreement herein. The waiver by any party hereto of any condition or of a breach of another provision of this Agreement shall not be construed as a waiver of any other condition or subsequent breach. The waiver by any party of any part of any condition precedent to its obligations under this Agreement shall not preclude it from seeking redress for breach of this Agreement other than with respect to the condition waived.

Section 6.6 _Binding Effect._ This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. None of the parties shall assign this Agreement or delegate any of its duties hereunder to any other person or entity without the prior written consent of the other parties to this Agreement.

Section 6.7   *Headings.* The section and other headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 6.8   *Counterparts.* This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same Agreement.

Section 6.9   *Governing Law.* This Agreement shall be construed and enforced in accordance with the laws of the State of Pennsylvania, without giving effect to the principles of conflicts of law of such state.

Section 6.10   *Arbitration.* The parties hereby submit all controversies, claims, and matters of difference to arbitration in Pennsylvania, by a single arbitrator according to the Commercial Arbitration Rules of the American Arbitration Association from time to time in force. This submission and agreement to arbitrate shall be specifically enforceable. Without limiting the generality of the foregoing, the following shall be considered controversies for this purpose: (i) all questions relating to the breach of any obligation, warranty or condition hereunder, (ii) all questions relating to representations, negotiations and other proceedings leading to the execution hereof, (iii) failure of either party to deny or reject claim or demand from the other party, and (iv) all questions as to whether the right to arbitrate any question exists. Arbitration may proceed in the absence of either party if notice of the proceeding has been given to such party. The parties agree to abide by all awards rendered in such proceedings. Such awards shall be final and binding on all parties. It is the intention of the parties that the selection of arbitrators, the holding of the arbitration hearing, and the issuance of the findings of the arbitrators shall all be accomplished as expeditiously as possible, and the parties shall take all measures required to proceed in that fashion.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first set forth above.

PINNACLE INTEGRATED SYSTEMS, INC.

/s/ Robert Betty
By: Robert Betty
Its: President

SELLERS

/s/ Robert Betty
Robert Betty

/s/ Feng Brown
Feng Brown

COMCAM INTERNATIONAL, INC.

/s/ Don Gilbreath
By: Don Gilbreath
Its: Chief Executive Officer

SECURED PROMISSORY NOTE

$1,000,000
Principal Amount

December 30, 2009   West Chester, Pennsylvania

FOR VALUE RECEIVED, the undersigned, **COMCAM INTERNATIONAL, INC.**, a Delaware corporation with an address at 1140 McDermott Drive, West Chester, Pennsylvania, 19380 ("**Maker**"), promises to pay to the order of **ROBERT BETTY** and **FENG BROWN** ("**Holders**"), at the address of Holders located at 308 National Road, Exton, Pennsylvania 19341, or at such other place as the holder of this Promissory Note ("**Note**") may from time to time designate in writing, the principal amount of one million dollars ($1,000,000), together with interest on the unpaid principal amount at a fixed per annum rate of three percent (3%), payable as follows:

1.   **Payment Terms.**

(a)   The principal amount and accrued interest on this Note is payable in five payments of two hundred thousand dollars ($200,000) and accrued interest each with the first payment due on or before February 15, 2010, the second payment due on or before March 15, 2010, the third payment due on or before April 15, 2010, the fourth payment due on or before May 15, 2010 and the final payment due on or before June 15, 2010.

(b)   The principal amount and accrued interest on this Note shall be payable in lawful money of the United States of America. Simple interest on the principal amount shall be calculated on the basis of a 360-day year by multiplying the principal amount by the per annum rate in effect, multiplying the product thereof by the actual number of days elapsed, and dividing the product so obtained by 360.

2.   **Security.**

The indebtedness evidenced by this Note is secured by the terms and conditions of a Security Agreement of even date herewith, and until released said Security Agreement contains additional rights of the Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Security Agreement for such additional terms. Said Security Agreement grants to Holder certain rights in respect to certain property owned by Maker.

3.   **Events of Default.**

(a)   The principal amount and accrued interest evidenced by this Note shall become immediately due and payable, at the option of Holders, if any of the following events or conditions (each of which shall constitute an "**Event of Default**") shall occur or exist:

(i)   any failure by Maker to pay as and when due any principal amount or accrued interest due hereunder, which failure is not cured within fifteen (15) days after the due date thereof;

(ii)   except as otherwise provided as to a particular covenant, condition or agreement, the default or failure by Maker to observe any covenant, condition or agreement under the terms of this Note, any other security documents heretofore or hereafter executed by Maker to secure this Note, or any document related to the loan evidenced by this Note, which default or failure is not cured within fifteen (15) days after written notice thereof from Holder to Maker;

(iii)   the filing by Maker of a voluntary petition in bankruptcy, the adjudication of Maker as a bankrupt or insolvent, the filing by Maker of any petition or answer seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future federal, state or other statute, law or regulation relating to bankruptcy, insolvency or other relief for debtors, or Maker seeking or consenting to, or acquiescence in, the appointment of any trustee, receiver, or liquidator, or the making of any general assignment for the benefit of creditors, or its admission in writing of its inability to pay its debts generally as they become due;

(iv)   the entry by a court of competent jurisdiction of an order, judgment, or decree approving a petition filed against Maker seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future federal, state or other statute, law or regulation relating to bankruptcy, insolvency, or other relief for debtors, which order, judgment or decree remains unvacated and unstayed for thirty (30) consecutive days from the date of entry thereof, or the appointment of any trustee, receiver or liquidator of Maker of a substantial part of its or his property or of any or all of the rents, revenues, issues, earnings, profits or income thereof; or

(v)   a change in the ownership or management structure of Maker without the prior written consent of Holders, which consent may be granted or refused by Holders in Holders' sole discretion. Notwithstanding anything in this Section 3(a), all requirements of notice shall be deemed inapplicable if Holders are prevented from giving such notice by bankruptcy or other applicable law. In such event, the cure period, if any, shall then run from the occurrence of the event or condition of default rather than from the date of notice.

(b)   upon the occurrence of any Event of Default, Holders (or any subsequent holder hereof) shall be entitled to recover in addition to those amounts due pursuant to this Note, all expenses of collecting this Note, including without limitation court costs, paralegals' fees and attorney's fees, including costs and attorneys' fees in any appellate or bankruptcy proceeding.

4.   **Miscellaneous.**

(a)   With respect to the amounts due under this Note, Maker waives the following:

(i)   All rights of exemption of property from levy or sale under execution or other process for the collection of debts under the Constitution or laws of the United States or any state thereof;

(ii)   Demand, presentment, protest, notice of dishonor, notice of nonpayment, diligence in collection, and all other requirements necessary to charge or hold the undersigned liable on any obligations hereunder; and

(iii)   Any further receipt for or acknowledgment of any collateral now or hereafter deposited as security for the obligations hereunder.

(b)   In no event shall the amount of interest due or payable hereunder exceed the maximum rate of interest allowed by applicable law, and in the event any such payment is inadvertently paid by Maker or inadvertently received by Holders (or any holder), then such excess amount shall be credited as a payment of principal, unless Maker elects to have such excess amount refunded to Maker forthwith. It is the express intent hereof that Maker not pay and Holders (or any holder) not receive, directly or indirectly, interest in excess of that which may be legally paid by Maker under applicable law.

(c)   Holders shall not by any act, delay, omission, or otherwise be deemed to have waived any of Holders' rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by Holders. All rights and remedies of Holders under the terms of this Note or any other document executed by Maker in connection with the loan evidenced by the Note, and applicable statutes or rules of law, shall be cumulative and may be exercised successively or concurrently. Maker agrees that there are no defenses, equities or setoffs regarding the obligations set forth in this Note. The obligations of Maker hereunder shall be binding upon and enforceable against Maker and its successors and assigns. This Note shall be governed by, and construed in accordance with, the laws of the State of Pennsylvania. Maker consents that any legal action or proceeding arising hereunder shall be brought only in the State courts of Pennsylvania and assents and submits to the personal jurisdiction of any such courts in any such action or proceeding. Any provision in this Note which may be unenforceable or invalid under any law shall be ineffective to the extent of such unenforceability or invalidity without affecting the enforceability or validity of any other provision hereof.

(d)   MAKER AND HOLDERS, BY HOLDERS' ACCEPTANCE OF THIS NOTE, HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY ON ANY CLAIM, COUNTERCLAIM, SETOFF, DEMAND, ACTION OR CAUSE OF ACTION (i) ARISING OUT OF OR IN ANY WAY PERTAINING OR RELATING TO, THIS NOTE, OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION WITH THIS NOTE OR (ii) IN ANY WAY CONNECTED WITH OR PERTAINING OR RELATED TO OR INCIDENTAL TO ANY DEALINGS OF MAKER AND HOLDERS HERETO WITH RESPECT TO THIS NOTE OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR IN CONNECTION WITH THE TRANSACTIONS RELATED THERETO OR CONTEMPLATED THEREBY OR THE EXERCISE OF EITHER PARTY'S RIGHTS AND REMEDIES THEREUNDER, IN ALL OF THE FOREGOING CASES WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. MAKER AND HOLDERS AGREE THAT EITHER OR BOTH OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED AGREEMENT BETWEEN MAKER AND HOLDERS IRREVOCABLY TO WAIVE TRIAL BY JURY, AND THAT ANY DISPUTE OR CONTROVERSY WHATSOEVER BETWEEN THEM SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

EXECUTED by Maker on the date first set forth above.

                              By: ComCam International, Inc.

                              By: /s/ Don Gilbreath
                                     Don Gilbreath, Chief Executive Officer

SECURITY AGREEMENT

This Security Agreement (this "**Agreement**") dated as of December 30, 2009 is by and between **COMCAM INTERNATIONAL, INC.**, a Delaware corporation with an address at 1140 McDermott Drive, West Chester, Pennsylvania, 19380 ("**ComCam**") and **ROBERT BETTY** and **FENG BROWN**, with an address at 308 National Road, Exton, Pennsylvania 19341 (the "**Secured Party**").

RECITALS

A.   ComCam is indebted to the Secured Party as evidenced by that certain Secured Promissory Note of even date herewith in the principal sum of $1,000,000 and accrued interest (the "**Note**").

B.   ComCam and the Secured Party desire that ComCam grant to the Secured Party a security interest in certain collateral, as herein defined, to secure ComCam's performance of the terms and conditions and of the other obligations set forth in this Agreement.

TERMS AND CONDITIONS

In consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.   **The Security Interest.** ComCam hereby grants to the Secured Party a security interest in all of the following rights, interests, and property (all of the following being herein sometimes called the "**Collateral**"): (a) the one thousand (1,000) shares of common stock par value $0.0001 or one hundred percent (100%) of the authorized, issued and outstanding shares of common stock of Pinnacle Integrated Systems, Inc., which shares constitute 100% of the ownership and right to ownership of Pinnacle Integrated Systems, Inc., (the "**Shares**") and (b) all of the assets of Pinnacle Integrated Systems, Inc., and any and all substitutes, replacements, accessions, attachments, increases, profits, revisions, or additions thereto (the "**Assets**") and (c) any and all proceeds arising from or attributable to the Assets. The Collateral is to be recorded with the State of Pennsylvania pursuant to a UCC filing to be released on full satisfaction of the terms and conditions of the Note.

2.   **The Indebtedness.** This Agreement is being executed and delivered to secure, and the security interest herein granted (the "*Security Interest*") shall secure full payment and performance of all of obligations owing to the Secured Party by ComCam.

3.   **Representations and Warranties of ComCam.** ComCam represents and warrants to the Secured Party that:

    (a)   ComCam is the owner of the Collateral;

    (b)   This Security Interest is a first and prior security interest in all of the Collateral, in which case the security interest granted by virtue of this Agreement shall entitle Secured Party to a primary entitlement of the Collateral based on the principal amount and accrued interest due and owing under the Note; and

    (c)   No dispute, right of set off, counterclaim, or defenses exist with respect to all or any part of the Collateral.

4. **Default.** As used herein, the term "**Default**" means the occurrence of one or more of the following: (a) the failure to timely pay or perform any obligations or covenants contained herein, or the occurrence of an "**Event of Default**," as such term is defined in the Note; (b) any warranty, representation or statement made or furnished to the Secured Party by or on behalf of ComCam herein proves to be untrue; (c) the death, incapacity, dissolution, merger, consolidation, termination of existence, or business failure of ComCam or any other person liable on the indebtedness represented by the Note (the "**Indebtedness**"); (d) appointment of a receiver for any part of the Collateral; (e) assignment for the benefit of creditors or the commencement of any proceeding under any bankruptcy or insolvency law by or against ComCam or by or against any maker, drawer, acceptor, endorser, guarantor, surety, accommodation party or other person liable upon the Indebtedness or any part thereof, or upon the Collateral; (f) the levy on, seizure or attachment of the Collateral, or any part thereof; or (g) any sale or other disposition of the Shares or the Assets by ComCam, whether voluntary or involuntary.

5. **Remedies.** Upon the occurrence of any event of Default, in addition to any and all other rights and remedies the Secured Party may then have hereunder, under the Uniform Commercial Code as adopted in the State of Pennsylvania or any other pertinent jurisdiction (the "**Code**"), or otherwise, the Secured Party may, at its option: (a) reduce its claim to judgment or foreclose or otherwise enforce the Security Interest, in whole or in part, by any available judicial procedure; (b) after notification, if any, provided for herein, sell, lease, or otherwise dispose of, at the office of the Secured Party, on the premises of ComCam, or elsewhere, all or any part of the Collateral, in its then condition or following any commercially reasonable preparation or processing, and any such sale or other disposition may be as a unit or in parcels, by public or private proceedings, and by way of one or more contracts (it being agreed that the sale of any part of the Collateral shall not exhaust the Secured Party's power of sale, but sales may be made from time to time, and at any time, until all of the Collateral has been sold or until the Indebtedness has been paid and performed in full), and at any such sale it shall not be necessary to exhibit any of the Collateral; (c) at its discretion, retain the Collateral in satisfaction of the Indebtedness whenever the circumstances are such that the Secured Party is entitled to do so under the Code or otherwise; and (d) exercise any and all other rights, remedies, and privileges it may have under any document that secures the Indebtedness.

Any and all proceeds ever received by the Secured Party from any sale or other disposition of the Collateral, or any part thereof, or the exercise of any other remedy pursuant hereto shall be applied by Secured Party to the Indebtedness in such order and manner as the Secured Party, in its sole discretion, may deem appropriate, notwithstanding any directions or instructions to the contrary by ComCam.

6. **Notice of Action.** Reasonable notification of the time and place of any public sale of the Collateral, or reasonable notification of the time after which any private sale or other intended disposition of the Collateral is to be made (including retention thereof in satisfaction of the Indebtedness), shall be sent to ComCam and to any other person entitled under the Code to notice. It is agreed that notice sent or given at least ten (10) calendar days prior to the taking of the action to which the notice relates is reasonable notification and notice for the purposes of this paragraph.

7. **Rights Cumulative.** All rights and remedies of the Secured Party hereunder are cumulative of each other and of every other right or remedy the Secured Party may otherwise have at law or in equity or under any other contract or other writing for the enforcement of the Security Interest herein, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

8. **Assignment.** The rights, powers and interests held by Secured Party hereunder, together with the Collateral, may be transferred and assigned by Secured Party, in whole or in part, at such time and upon such terms as Secured Party may deem advisable.

9.   **No Waivers.** No failure on the part of the Secured Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Secured Party of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

10.   **Binding Effect.** This Agreement shall be binding on ComCam and ComCam's successors and assigns and shall inure to the benefit of the Secured Party, and the Secured Party's successors and assigns.

11.   **Termination.** This Agreement and the Security Interest in the Collateral will terminate when the Indebtedness has been paid in full by extinguishment thereof but not by renewal, modification or extension thereof.

12.   **Governing Law.** THE LAW GOVERNING THIS AGREEMENT WILL BE THAT OF THE STATE OF PENNSYLVANIA, IN FORCE ON THE DATE OF EXECUTION OF THIS AGREEMENT, EXCLUDING CONFLICT OF LAWS PROVISIONS.

13.   **Notice.** Any notice, request, instruction or other document required or permitted to be delivered hereunder by either party hereto to the other shall be in writing and shall be delivered or mailed, registered or certified, postage prepaid, addressed as set forth on the signature page or to such other address as any party hereto shall hereafter designate by written notice to the other party.

14.   **Financial Information.** ComCam shall permit the Secured Party or its representatives at any reasonable time during ComCam's normal business hours to examine the book, records and accounts of ComCam and ComCam shall furnish to the Secured Party such unaudited quarterly and annual statements of the operations of ComCam relating to the Collateral as ComCam routinely prepares for its own internal purposes.

**EXECUTION**

The parties have executed this Agreement effective as of the date first above written.

ComCam

ComCam International, Inc.

By: /s/ Don Gilbreath
Don Gilbreath, Chief Executive Officer

Secured Party

Robert Betty

/s/ Robert Betty

Feng Brown

/s/ Feng Brown

EXHIBIT C - NON-COMPETE AGREEMENT

NON-COMPETE AGREEMENT

This Non-Compete Agreement (this "**Agreement**") is dated December 30, 2009 by and between **ROBERT BETTY** ("**Mr. Betty**"), **FENG BROWN** ("**Ms. Brown**"), and **COMCAM INTERNATIONAL, INC.** (the "**Company**").

WHEREAS, pursuant to that certain Share Purchase Agreement between Mr. Betty, Ms. Brown, the Company, and Pinnacle Integrated Systems, Inc., dated December 30, 2009, Mr. Betty and Ms. Brown agreed to enter into a non-competition agreement as a condition to the Company's obligations under the Share Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the Company, Mr. Betty and Ms. Brown agree as follows:

1)   <u>Restrictive Covenant</u>.

    (a)   <u>No Competition</u>. Mr. Betty and Ms. Brown agree that for a period of six (6) months following the date hereof ("**Non-Compete Period**") that they shall not directly or indirectly, either individually or with others, engage or have any interest, as an owner, employee, representative, agent, consultant or otherwise, in any business which is similar to the business conducted by the Company. These covenants shall be deemed separate covenants for each and every state, country and any other governmental entity covered by the non-compete obligation and in the event the covenant for one or more such jurisdictions is determined to be unenforceable the remaining covenants shall continue to be effective. These covenants are not intended to prevent Mr. Betty or Ms. Brown from using their general knowledge, experience, skill and know-how in a manner that is not competitive, provided Mr. Betty and Ms. Brown do not use, disclose, divulge or communicate any Confidential Information (as hereinafter defined).

    (b)   <u>No Hiring of Others</u>. Further, Mr. Betty and Ms. Brown agree that during such Non-Compete Period, they shall not solicit nor employ any person who is employed by the Company during the Non-Compete Period.

    (c)   <u>No Solicitation</u>. Mr. Betty and Ms. Brown further agree that during such Non-Compete Period they shall not solicit Company customers on behalf of them or any other business or entity in competition with the business then conducted by the Company.

2)   <u>Confidential Information</u>.

    (a)   <u>Definition</u>. For purposes of this Paragraph 2, the term "**Confidential Information**" means, in addition to its meaning under applicable law, information which is not generally known in the Company's industry, which has been proprietary to the Company and which has been subject to efforts by the Company to maintain its confidentiality, including but not limited to (i) trade secret information; (ii) information relating to the business of the Company as conducted at any time to any of the Company's past or current products, including, without limitation, information about the Company's purchasing, accounting marketing, selling, or servicing. Without limitation of the foregoing, all information which Mr. Betty and Ms. Brown have a reasonable basis to consider Confidential Information or which has been treated by the Company as being Confidential Information shall be presumed to be Confidential Information whether originated by Mr. Betty, Ms. Brown or by others, and without regard to the manner in which Mr. Betty or Ms. Brown obtains access to such information.

EXHIBIT C - NON-COMPETE AGREEMENT

(b) <u>No Disclosure</u>. Mr. Betty and Ms. Brown shall not, at any time during the Non-Compete Period, use or disclose any Confidential Information to any person not employed by the Company without the prior written authorization of the Company except as required by law, court order or governmental demand, provided that Mr. Betty or Ms. Brown has given the Company prompt, written notice that either believes they are required to disclose same so that the Company has had reasonable opportunity to seek a protective order or other appropriate remedy. Mr. Betty and Ms. Fang shall exercise prudence and the highest degree of care to safeguard and protect, and to prevent the unauthorized disclosure of, all such Confidential Information. The parties hereto stipulate that all Confidential Information has been acquired by the Company at great expense and substantial effort and is and will be important and material and does and will contribute significantly to the successful conduct of the Company's business and to its goodwill. Information shall not be considered confidential to the extent, but only to the extent, that such information is: (i) already known to the receiving party free of any restriction at the time it is obtained from the other party; (ii) subsequently learned from an independent third party free of any restriction and without breach of this Agreement; (iii) is or becomes publicly available through no wrongful act of any party; (iv) is independently developed by one party without reference to any Confidential Information of any other party or (v) required to be disclosed pursuant to a requirement of a governmental agency or law so long as the parties provide each other with timely written prior notice of such requirements.

3) <u>Remedies</u>. The parties agree Mr. Betty's and Ms. Brown's relationship with the Company and the Company's business is unique and special; that in the event of Mr. Betty's or Ms. Brown's material breach of this Agreement or any of its provisions, money damages alone would be an inadequate remedy; that any breach by Mr. Betty or Ms. Brown of the provisions contained in Paragraphs 1 and 2 would cause immediate and irreparable harm to the Company, that in the event of any breach of this Agreement by Mr. Betty or Ms. Brown, the Company, in addition to any remedies the Company may have at law, shall have the right to equitable relief, including injunctive relief, against Mr. Betty or Ms. Brown without posting bond.

4) <u>Third Party Beneficiaries</u>. Mr. Betty and Ms. Brown acknowledge and agree that the covenants contained in Paragraphs 1 and 2 hereof are expressly intended to benefit the Company and all of its Affiliates, and that for purposes of such Paragraphs the term "**Company**" shall include all of the Company's Affiliates. The term "**Affiliate**" shall mean any entity that directly or indirectly through one or more intermediaries controls, is controlled by or under common control with the Company, and any joint venturer or partner of the Company, and "control" means the power, director or indirect, to direct or cause the direction of management and policies, whether through ownership of voting securities, by contract or otherwise, including Pinnacle Integrated Systems, Inc.

5) <u>Miscellaneous</u>.

(a) Mr. Betty or Ms. Brown may not assign all or any portion of their rights, nor may he or she delegate their duties and obligations, under this Agreement. The Company may assign this Agreement and its rights (but not the Company's obligations hereunder). Any other purported assignment or delegation made without such written consent shall be null and void.

EXHIBIT C - NON-COMPETE AGREEMENT

(b)   Except as otherwise provided herein, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the parties hereto and their respective permitted successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

(c)   Each party at any time and from time to time, whether before or after the date hereof, agrees upon the request of the other party to execute, acknowledge, and deliver any further documents or instruments that are necessary or desirable to carry out the terms of this Agreement or that are reasonably requested by the other party, and to take any other action to effect fully the purpose of this Agreement.

(d)   All of the terms and provisions of this Agreement and the parties' respective rights and obligations hereunder shall be binding upon and inure to the benefit of the parties hereto and their respective and permitted successors and assigns.

(e)   If any provision of this Agreement is held to be invalid or unenforceable, it shall be modified to conform with the law rather than voided, if possible, in order to achieve the intent of the parties to the full extent possible. In any event, all other provisions of the Agreement shall be deemed valid and enforceable to the full extent possible.

(f)   Either party's delay or failure to enforce or exercise any provision of this Agreement or rights existing hereunder shall not in any way be construed as or constitute a waiver of any such provision or right, or prevent that party thereafter from enforcing each and every other provision or right of this Agreement.

(g)   This Agreement constitutes the entire agreement among the parties hereto with respect to the matters addressed herein and supersedes all prior agreements, understandings, negotiations and discussions, both written and oral, among the parties hereto with respect to such subject matter, all of which prior agreements, understandings, negotiations and discussions or portions thereof, both written and oral, are merged into this Agreement.

(h)   No course of dealing shall be effective to amend, modify or change any provision of this Agreement. The provisions of this Agreement may be amended, modified or changed only by an instrument in writing signed by each of the parties hereto.

(i)   Any provisions, agreement, covenants, or representations contained in this Agreement which are expressly or by implication to come into or remain in force following the termination or expiration of this Agreement shall survive such termination or expiration.

(j)   This Agreement may be executed in any number of counterparts, each of which shall be deemed an original instrument and which shall have the same force and effect as the original instrument, and all of which shall constitute one and the same agreement.

(k)   All notices and other communications provided for hereunder shall be in writing and shall be deemed to be given when delivered in person or deposited in the mail, first class, registered or certified, return receipt requested with proper postage prepaid, or transmitted by facsimile and:

EXHIBIT C - NON-COMPETE AGREEMENT

If to Company:
        ComCam International, Inc.
        1140 McDermott Drive
        West Chester, Pennsylvania 19380
        telephone: (610) 436-8089
        email: don@comcam.net

If to Mr. Betty:
        Robert Betty
        308 National Road
        Exton, Pennsylvania 19341
        telephone: (610) 524-7810
        email: bbetty@p2inc.net

If to Ms. Brown:
        Feng Brown
        308 National Road
        Exton, Pennsylvania 19341
        telephone: (610) 524-7810
        email: abrown@p2inc.net

(l)   This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed, and governed by and in accordance with the laws of the State of Pennsylvania without reference to its conflicts of laws provision.

(m)   In the event of any litigation between or among the parties, the prevailing party shall be entitled to recover its attorney's fees and costs incurred.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first set forth above.

MR. BETTY

Robert Betty

/s/ Robert Betty

MS. BROWN

Feng Brown

/s/ Feng Brown

COMPANY

ComCam International, Inc.

/s/ Don Gilbreath
By: Don Gilbreath
Its: Chief Executive Officer